INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)

DATE: November 15, 2005

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NOR PROPERTY GEOPHYSICS RESULTS RECEIVED

International KRL Resources Corp. (the Company) is pleased to advise that a report detailing the results of geophysical induced polarization and gravity surveys completed on its NOR Property (the Property) has been received from Aurora Geosciences Ltd.  The NOR Property is located on the eastern flank of the Richardson Mountains, Yukon, 65 kilometres east of Eagle Plains Lodge on the Dempster Highway.  It is comprised of 282 claims.

The NOR surface showings cover a zone of hematite enriched heterolithic breccia with areas of intensely altered sediments enriched in copper, uranium and gold.  Results from the 1978 to 1980 programs by previous owners returned assay values of up to 4% uranium, 4% copper, 2 g/t gold in grab samples.  Based on results of 2003 government airborne gravity and magnetic surveys, it was recently noted that features of the property resemble the model of the giant Australian Olympic Dam uranium-copper-gold-rare earth element deposit. The gravity survey, collected from 79 stations, determined that there is a steep gradient from west to east across the axis of the Proterozoic sediments.

A total of 50.5 line kilometres of Induced Polarization (IP) was conducted over the whole property on surveyed grid lines 400m apart. This geophysical work was conducted by Aurora field crews under the guidance of M. A. Power, P. Geoph., a Qualified Person for the geophysical program.

Initial evaluation of the induced polarization survey results has shown conductivity and resistivity anomalies coincident with copper and uranium geochemical anomalies.  In the vicinity of L 2400N/2900E is a flat lying conductive zone within a larger resistivity low and coincident with an 800m x 800m 2 mGal gravity anomaly.  When compared with the geological mapping these geophysical anomalies align with a significant area (650 x 400m) of potassic feldspar alteration.  In addition, a coincident lanthanum (a rare earth element), copper and uranium soil anomaly occurs within this trend.  Other significant resistivity and chargeability anomalies elsewhere on the grid are reported from the survey, many of which warrant drill testing.

Targets for a proposed diamond drilling program for the 2006 field season will be selected from the coincident geophysical, geochemical and geological anomalies upon compilation and evaluation of data.

The Qualified Person for the Nor Project is Michael Sanguinetti, P.Eng.  For more information on the NOR Property and International KRL Resources Corp. please visit www.krl.net and the SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

570– 789 West Pender Street, Vancouver, B.C.  V6C 1H2
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.